Exhibit 12

NEENAH PAPER, INC. AND SUBSIDIARIES
STATEMENT REGARDING THE COMPUTATION OF
 RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions, except ratio of earnings to fixed charges)

	Year Ended December 31,
	2005	2004	2003		2002		2001
Income (loss) before income taxes	$(49.0)	$(41.3)	$63.3		$99.3		$110.1
Plus, fixed charges	19.7	2.5	0.9		0.8		0.9
Numerator	(29.3)	(38.8)	64.2		100.1		111.0
Interest expense (including amortization of debt issuance costs)	18.2	1.4	—		—		—
Interest portion of rent expense	1.5	1.1	0.9		0.8		0.9
Fixed charges	19.7	2.5	0.9		0.8		0.9
Ratio of earnings to fixed charges	(1)	(1)	71.3	x	125.1	x	123.3	x

(1)          For the years ended December 31, 2005 and 2004, the Company’s earnings were insufficient to cover fixed charges by $49.0 and $41.3 million, respectively.